UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 12 November 2015

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

424 M

Board of Directors

Mr Ian Phillips MNZM

Interim Chairman

Mr Iain Ross

Director

Acting CEO

Mr Steve Coffey

Non-Executive Director

Mr John O’Connor

Non-Executive Director

Prof Peter Gunning

Non-Executive Director

Mr Bryce Carmine

Non-Executive Director

ASX RELEASE

12 November 2015

ANNUAL GENERAL MEETING – CHAIRMAN’S ADDRESS

Shareholders

Welcome to the 2015 Annual General Meeting of Novogen Limited. I’m pleased to be here today as Interim Chairman of the Board of Directors.

I would like to start by introducing our Directors and key management personnel who are also here.

On our Board are:

•    Mr Iain Ross, a Director and Acting CEO

•    Mr John O’Connor, a Non-Executive Director and Deputy Chair

•    Mr Bryce Carmine, a Non-Executive Director

•    Mr Steven Coffey, a Non-Executive Director, and

•    Professor Peter Gunning, a Non-Executive Director

I would also like to acknowledge the presence of Dr Andrew Heaton, President and CEO of Novogen North America, and Dr David Brown, Novogen Group Chief Scientific Officer.

Both Andrew and David will provide a more specific update on the Company’s science programs after the meeting.

It has been a very busy and full year for the Company, completing a number of fundraising campaigns that have raised capital to enable us to continue to progress our leading three (3) candidates to the clinic.

In August, we undertook a comprehensive strategic review of our science and business generally. In line with our business strategy, we are applying our resources to progress our lead drug candidates to the clinic in the coming 12-18 months and the Company is well placed to create the best value for shareholders in the short to medium term and achieve better outcomes for patients.

Our business is built on novel and leading edge science, and the Company is ensuring that all of our decisions are science based and commercially driven.

We are also actively looking at all opportunities such as licensing, partnering and collaboration, which may provide a diverse source of funds.

Novogen ended the 2014/15 financial year having significantly strengthened our financial position and as of today, the Company has $40M in the bank to support the development of our proprietary technology platforms and progression of our lead programs through to the clinic.

The Company has considered the foreign exchange movements and the weakening Australian dollar against the USD. As part of our cash flow planning, Novogen has a currency risk minimization strategy, maintaining as much as is practicable, significant funds in USD (up to $30M) with the majority of research and development payable being USD. Given the volatility of global markets, particularly foreign exchange, our strategy is to be as FX risk neutral as possible.

Novogen is fortunate in that we have two proprietary technologies that are first-in-class and have different modes of anti-cancer action. Over the past 12 months, we have made significant progress in the development of the SBP and ATM platforms. As David will elaborate on later, all steps are being taken to enter Phase 1 clinical trials for each drug candidate.

It is also important to acknowledge the depth of the Company’s medicinal chemistry expertise across our two technology platforms. This supports future growth opportunities, provides back-ups to our existing lead compounds and opens up new avenues for future discovery.

Further, over the past 12 months, Novogen has continued to take steps to secure its patent position across both technology platforms and protect these critical assets for the Company.

A change in the past year was the resignation of former Executive Chairman and CEO, Dr Kelly, who showed great commitment in steering the Company to a position where it was well placed to proceed to the clinic with its lead oncology drug candidates. As he stated when he resigned, Dr Kelly left to resume his work in non-oncology based early stage research.

Since August, the Board has undertaken a global search for a new CEO to transition our technology from discovery to clinical development. We have shortlisted a number of potential candidates to be interviewed by a sub-Committee. The final three (3) candidates, I’m delighted to say, are of a very high calibre and would certainly bring strong, new leadership, experience and knowledge.

I would also like to acknowledge the productive relationships that Novogen has built with key organisations. We, of course, have a significant partnership with Yale University and their team is working collaboratively with us on our lead drug candidate, Cantrixil, and our latest data suggests that Cantrixil may be used as an adjuvant therapy when dosed in combination with platinum-based drugs.

We also have a solid relationship with the University of New South Wales and The Kids’ Cancer Project who have strongly supported the development of Anisina and our ATM platform.

We value these strategic partnerships and on behalf of the Board, I’d like to thank these organisations for their ongoing support. The Board is confident that we have the best strategy to deliver investor value in the medium to long-term.

I would also like to thank all of our shareholders for their patience and support as the Company moves through this period of transition. We are looking forward to continuing the journey to when Novogen can make a real difference to the lives of people living with cancer.

Finally, I would like to thank the team at Novogen for their exceptional dedication, hard work and loyalty to the Company during a challenging period.

Ian Phillips MNZM

Director and Interim Chairman

About Novogen Limited

Novogen is a public, Australian-US drug development company whose shares trade on both The Australian Securities Exchange (NRT) and NASDAQ (NVGN). The Novogen group includes US-based, CanTx Inc., a joint venture company with Yale University. Novogen has two drug technology platforms [the superbenzopyrans (SBPs) and anti-tropomyosins (ATMs)] yielding drug candidates that are first-in-class with potential application across a range of degenerative diseases. Given the encouraging data from in vitro and in vivo preclinical proof-of-concept studies in the field of oncology, our immediate focus is to undertake their respective toxicology programs. Our target indication for Cantrixil is ovarian cancer, and Diffuse Intrinsic Pontine Glioma (DIPG) for Trilexium. While the initial target pediatric indication for Anisina has been identified as neuroblastoma, we are yet to identify the adult indication and are intending to open an all-comers Phase 1 trial initially based on our preclinical studies. For more information, please visit www.novogen.com

Media Enquiries:

Kym Robins

Marketing and Communications Director, Novogen Group

E: Kym.Robins@novogen.com / Ph: +61 (0) 2 9472 4109

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “appear,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “should,” “would,” “may,” “target,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, Cantrixil, Anisina, Trilexium, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, Cantrixil, Anisina, Trilexium, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, Cantrixil, Anisina, Trilexium, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to Cantrixil, Anisina, Trilexium, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.